State of Delaware
Secretary of State
Division of Corporations
Delivered 10:05 AM 02/13/2024
FILED 10:05 AM 02/13/2024
SR 20240473350 - File Number 7163271

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Rejuve Biotech Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Rejuve Biotech Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

FOURTH: The Corporation is authorized to issue a total number of shares of 6,000,000 shares having a par value of $0.001 per share. All shares shall be common shares and of one class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Rejuve Biotech Inc. has caused this certificate to be signed by its Authorized Officer.

BY: _____

Name: Kennedy Schaal
Authorized Officer

Date: 02/13/2024

CERTIFICATE OF INCORPORATION
OF
Rejuve Biotech Inc.
A CLOSE CORPORATION

FIRST: The name of the corporation is: Rejuve Biotech Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The Corporation's purpose is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 1,500 shares having a par value of $0.0100000 per share. All of the shares of the Corporation shall be common stock and shall be of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall make no offering of any of its stock of any class which would constitute a "public offering" within the meaning of the United States Securities Act of 1933, as amended from time to time.

SEVENTH: All of the Corporation's issued stock of all classes, exclusive of treasury shares, shall be represented by certificates and held of record by not more than thirty (30) persons.

EIGHTH: All of the issued stock of all classes shall be subject to the one or more of the restrictions on transfer permitted by Section 202 of the DGCL.

NINTH: Harvard Business Services, Inc. is the incorporator of the Corporation, and the incorporator's mailing address is 16192 Coastal Highway, Lewes, Delaware 19958.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this December 01, 2022.

Signed and Attested to by: [signature]

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:45 PM 12/01/2022
FILED 01:45 PM 12/01/2022
SR 20224148895 - File Number 7163271